1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No.45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Byron Chiang, Spokesperson
Taiwan, 30056	byronc@spil.com.tw
www.spil.com.tw	+886-3-5795678#3671

Chairman Bough Lin Welcomes ASE’s Visit

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2015/09/23

Today, Chairman Mr. Bough Lin welcomed the chairman of Advanced Semiconductor Engineering, Inc. (2311) (ASE), Mr. Jason Chang’s visit, the parties exchanged opinions and comments about the acquisition of the Company’s shares by ASE.

Since ASE will officially become the Company’s big shareholder after the delivery of shares on September 30, its visit today was warmly and sincerely welcomed.

The Company fully respects all kinds of opinions and comments addressed by ASE as a shareholder.

Hon Hai’s strategic alliance and vertical integration have already been publicly announced, and there has been two joint press conferences hosted to provide clear explanations. The Company Extraordinary Shareholders’ Meeting on October 15 will be hosted to seek for shareholders’ support to pass all the agendas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date:	September 23, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer